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14041512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
SEP 02 2014
WASH, D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~67439~~ 41817

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ferguson & Brewer Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7052 Skyway, Suite A
(No. and Street)

Paradise (City) CA (State) 95969 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas A. Ferguson (530)872-1810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB and Company, PA
(Name – *if individual, state last, first, middle name*)

100 E. Sybelin Avenue, Suite 130 (Address) Maitland (City) Florida (State) 32751 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas A. Ferguson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ferguson & Brewer Securities, as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

K. GALLEGOS
Commission # 1912948
Notary Public - California
Butte County
My Comm. Expires Dec 9, 2014

Signature

Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FERGUSON & BREWER SECURITIES
(A California General Partnership)
FINANCIAL STATEMENTS
For the Year Ended June 30, 2014

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Partners
Ferguson & Brewer Securities

We have audited the accompanying statement of financial condition of Ferguson & Brewer Securities as of June 30, 2014, and the related statement of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of Ferguson & Brewer Securities management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ferguson & Brewer Securities as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of Ferguson & Brewer Securities financial statements. The information contained in Schedules I, II, and III is the responsibility of Ferguson & Brewer's management. Our audit procedures included determining whether the Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in the Schedules I, II, and III. In forming our opinion on the Schedules I, II, and III, we evaluated whether the Schedules I, II, and III, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
August 27, 2014

FERGUSON & BREWER SECURITIES
(A California General Partnership)

STATEMENT OF FINANCIAL CONDITION
June 30, 2014

ASSETS

Assets:		
Cash and cash equivalents	$	9,701
CRD daily cash account		1,209
Prepaid insurance		157
	$	11,067

LIABILITIES AND PARTNERS' CAPITAL

Partners' capital:		11,067
	$	11,067

The accompanying notes are an integral part of these financial statements.

FERGUSON & BREWER SECURITIES
(A California General Partnership)

STATEMENT OF OPERATIONS
For the Year Ended June 30, 2014

Revenues:		
Commissions paid by affiliate	$	6,000
Interest income		20
Total revenues		6,020
Expenses:		
Accounting and legal		2,544
Bank charges		130
Dues and fees		594
Insurance		472
Licenses and permits		90
Office expense		1,000
Total expenses		4,830
Net income (loss)	$	1,190

The accompanying notes are an integral part of these financial statements.

FERGUSON & BREWER SECURITIES
(A California General Partnership)

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
For the Year Ended June 30, 2014

	Thomas Ferguson	Robert Brewer	Peter Leonard	Total
Beginning Capital, June 30, 2013	$ 9,778	$ 99	$ -	$ 9,877
Asignment of partner's interest - Note 4	(1,956)	(99)	2,055	-
Current period's income (loss)	952	-	238	1,190
Balances, June 30, 2014	$ 8,774	$ -	$ 2,293	$ 11,067

The accompanying notes are an integral part of these financial statements

FERGUSON & BREWER SECURITIES
(A California General Partnership)

STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2014

Cash flows from operating activities:	
Net income	$ 1,190
Adjustments to reconcile net income to net cash flows from operating activities:	
Increase (decrease) in:	
CRD daily cash account	(1,209)
Net cash used by operating activities	(19)
Net decrease in cash and cash equivalents	(19)
Cash and cash equivalents at beginning of period	9,720
Cash and cash equivalents at end of period	$ 9,701

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Ferguson & Brewer Securities (the "Company") is licensed as a Direct Placement Program broker/dealer under Rule 15c3-1 (2) (ii) and (iii) as a broker that does not generally carry customer accounts. Specifically, the Company is a general partnership of two individuals, Thomas A. Ferguson and Peter Leonard. Mr. Ferguson and Mr. Leonard were also the sole owners of another business, Ferguson & Brewer Investment Company ("FBIC"), which has been engaged in the formation, operation and management of real estate investment partnerships since 1983. The company was formed to act as the broker/dealer with respect to those partnerships sponsored by FBIC. The company's business is devoted entirely to acting as the broker/dealer for the partnerships sponsored by FBIC. Beginning October 1, 2013, Thomas A. Ferguson owns 51% of the stock in Ferguson & Brewer Investment Company and Peter Leonard owns 49% of the stock in Ferguson & Brewer Investment Company

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Income Taxes

The Company has elected to be treated as a Partnership for federal and state income tax purposes. The Company's taxable income or losses, as well as certain other tax attributes, are passed through directly to the Company's members and are reported in each member's individual income tax return. Consequently, these financial statements do not include any provision for federal or state income tax expense.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10. Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the perspective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The partners and the Company are generally not subject to U.S. Federal, state or local income tax examinations related to the Company's activities for tax years before 2011.

FERGUSON & BREWER SECURITIES
(A California General Partnership)

NOTES TO FINANCIAL STATEMENTS
June 30, 2014

Note 1 – Summary of Significant Accounting Policies - continued

Revenue Recognition

Revenue is recognized as earned.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At June 30, 2014, the Company had excess net capital of $4,701.

Note 3 – Related Party

The following transactions occurred between the Company and the other affiliated company:

Ferguson & Brewer Investment Company provides office space and pays all overhead costs for Ferguson & Brewer Securities. The Company pays Ferguson & Brewer Investment Company $250 per quarter for these expenses. In 2014, $1,000 was paid to reimburse for the office space and overhead cost.

Ferguson & Brewer Investment Company under a Standby Support Agreement dated February 24, 2003, pays the Company a $1,500 quarterly standby commission fee for any quarter in which they do not make any new offerings of the securities of an entity it sponsors. During 2014, $6,000 was paid under this agreement and is included in commission paid by affiliate in these financial statements.

Ferguson & Brewer Investment Company for the year ended June 30, 2014 sponsored one partnership offering and paid the Company $0.00 in addition to the commission paid by affiliate paid under the Standby Support Agreement.

Note 4 – Assignment of Partnership Interest

Robert H. Brewer resigned as partner and Peter Leonard replaced him as partner effective January 20, 2014. The change in ownership was finalized on May 19, 2014. Mr. Leonard owns 20% of the partnership and Thomas Ferguson owns 80% of the partnership.

Note 5 – Subsequent Events

The Company has evaluated subsequent events through August 27, 2014, the date the financial statements Were available to be issued and has determined that the Company has no events occurring subsequent to June 30, 2014.

SCHEDULE I
FERGUSON BREWER SECURITIES
(A California General Partnership)
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2014

Computation of basic net capital requirements:		
Total partners' capital qualified for net capital	$	11,067
Deductions:		
Non-allowable assets		
CRD daily account		1,209
Prepaid insurance		157
Total non-allowable assets		1,366
Net capital before haircuts and securities positions		9,701
Haircuts:		
Securities positions		-
		-
Net capital		9,701
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness		
Minimum dollar net capital for this broker-dealer ($5,000)		
Net capital requirement (greater of above two requirements)	$	5,000
Net capital in excess of required minimum	$	4,701
Reconciliation with Company's computation (included in Part IIA of Form X-17A-% as of June 30, 2014		
Net capital, as reported in Company's Part IIA Focus Report	$	10,910
Adjustments		
CRD daily account		(1,209)
	$	9,701

The accompanying notes are an integral part of these financial statements.

SCHUDLE II
FERGUSON & BREWER SECURITIES
(A California General Partnership)
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2014

Total aggregate indebtedness:	-
Ratio of aggregate indebtedness to net capital	-

SCHUDLE III
FERGUSON & BREWER SECURITIES
(A California General Partnership)

INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF JUNE 30, 2014

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K)(2)(i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K)(2)(i) of the Rule.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Ferguson & Brewer Securities

We have reviewed management's statements, included in the accompanying Ferguson & Brewer Securities Exemption Report, in which (1) Ferguson & Brewer Securities identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Ferguson & Brewer Securities claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Ferguson & Brewer Securities stated that Ferguson & Brewer Securities met the identified exemption provisions throughout the period June 1, 2014 through June 30, 2014 without exception. Ferguson & Brewer Securities management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ferguson & Brewer Securities compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
August 27, 2014

Ferguson & Brewer Securities
7052 Skyway
Paradise, CA 95969
(530) 872-1810 FAX (530) 877-1352

August 15, 2014

Ohab and Company, PA
100 E. Sybelia Avenue
Suite 130
Maitland, FL 32751

Re: **Ferguson & Brewer Securities**

To Whom It May Concern,

Ferguson and Brewer Securities identifies SEC Rule 15c3-3(k)(2)(i) under which we claim an exemption from SEC Rule 15c3-3. We met the identified exception for the entire period June 1 through June 30, 2014.

Sincerely,

Thomas A. Ferguson

Peter Leonard